Pricing Supplement No. 2590B

To underlying supplement No. 1 dated August 17, 2015,

product supplement B dated July 31, 2015,

prospectus supplement dated July 31, 2015 and

prospectus dated July 31, 2015

Registration Statement No. 333-206013 Dated November 16, 2015; Rule 433

Deutsche Bank AG

$2,885,000 Capped Buffered Underlying Securities (BUyS) Linked to the Russell 2000® Index due December 21, 2016

General

•	The Capped Buffered Underlying Securities (BUyS) Linked to the Russell 2000® Index due December 21, 2016 are designed for investors who seek a return at maturity of 150.00% of any increase in the level of the Russell 2000® Index (the “Underlying”), up to the Maximum Return of 14.03%. If the Final Level is less than the Initial Level by an amount not greater than the Buffer Amount of 10.00%, investors will receive at maturity the Face Amount per $1,000 Face Amount of BUyS. However, if the Final Level is less than the Initial Level by an amount greater than the Buffer Amount of 10.00%, for each $1,000 Face Amount of BUyS, investors will lose 1.00% of the Face Amount for every 1.00% by which the Final Level is less than the Initial Level by an amount greater than the Buffer Amount. The BUyS do not pay any coupons or dividends and investors should be willing to lose some and possibly up to 90.00% of their investment if the Final Level is less than the Initial Level by an amount greater than the Buffer Amount. Any payment on the BUyS is subject to the credit of the Issuer.

•	Senior unsecured obligations of Deutsche Bank AG due December 21, 2016

•	Minimum purchase of $1,000. Minimum denominations of $1,000 (the “Face Amount”) and integral multiples thereof.

•	The BUyS priced on November 16, 2015 (the “Trade Date”) and are expected to settle on November 23, 2015 (the “Settlement Date”).

Key Terms

Issuer:	Deutsche Bank AG, London Branch
Underlying:	Russell 2000® Index (Ticker: RTY)
Issue Price:	100% of the Face Amount
Payment at Maturity:	• If the Final Level is greater than or equal to the Initial Level, you will receive a cash payment at maturity per $1,000 Face Amount of BUyS, calculated as follows:
$1,000 + [$1,000 x the lesser of (i) the Underlying Return x Upside Leverage Factor and (ii) the Maximum Return]
• If the Final Level is less than the Initial Level by an amount not greater than the Buffer Amount, you will receive a cash payment at maturity equal to the Face Amount per $1,000 Face Amount of BUyS.

•      If the Final Level is less than the Initial Level by an amount greater than the Buffer Amount, you will receive a cash payment at maturity per $1,000 Face Amount of BUyS, calculated as follows:

$1,000 + [$1,000 × (Underlying Return + Buffer Amount)]

If the Final Level is less than the Initial Level by an amount greater than the Buffer Amount, for each $1,000 Face Amount of BUyS, you will lose 1.00% of the Face Amount for every 1.00% by which the Final Level is less than the Initial Level by an amount greater than the Buffer Amount. In this circumstance, you will lose some and possibly up to 90.00% of your investment. Any payment at maturity is subject to the credit of the Issuer.
Underlying Return:	The Underlying Return, expressed as a percentage, will equal: Final Level – Initial Level Initial Level The Underlying Return may be positive, zero or negative.

(Key Terms continued on next page)

Investing in the BUyS involves a number of risks. See “Risk Factors” beginning on page 12 of the accompanying prospectus, PS-5 of the accompanying prospectus supplement and page 7 of the accompanying product supplement and “Selected Risk Considerations” beginning on page PS-8 of this pricing supplement.

The Issuer’s estimated value of the BUyS on the Trade Date is $991.60 per $1,000 Face Amount of BUyS, which is less than the Issue Price.  Please see “Issuer’s Estimated Value of the BUyS” on page PS-3 of this pricing supplement for additional information.

By acquiring the BUyS, you will be bound by, and deemed to consent to, the imposition of any Resolution Measure (as defined below) by our competent resolution authority, which may include the write down of all, or a portion, of any payment on the BUyS. If any Resolution Measure becomes applicable to us, you may lose some or all of your investment in the BUyS. Please see “Resolution Measures” on page PS-4 of this pricing supplement for more information.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the BUyS or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying underlying supplement, product supplement, prospectus supplement or prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Discounts and Commissions(1)	Proceeds to Us
Per Security	$1,000.00	$1.00	$999.00
Total	$2,885,000.00	$2,599.00	$2,882,401.00
(1)	For more detailed information about discounts and commissions, please see “Supplemental Plan of Distribution (Conflicts of Interest)” in this pricing supplement. The BUyS will be sold with underwriting discounts and commissions of up to $1.00 per $1,000 Face Amount of BUyS.

The agent for this offering is our affiliate. For more information see “Supplemental Plan of Distribution (Conflicts of Interest)” in this pricing supplement.

The BUyS are not bank deposits or savings accounts and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other U.S. or foreign governmental agency or instrumentality.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Notes	$2,885,000.00	$290.52

Deutsche Bank Securities

November 16, 2015

(Key Terms continued from previous page)

Initial Level:	1,156.083, equal to the closing level of the Underlying on the Trade Date
Final Level:	The closing level of the Underlying on the Final Valuation Date
Buffer Amount:	10.00%
Upside Leverage Factor:	150.00%
Maximum Return:	14.03%
Trade Date:	November 16, 2015
Settlement Date:	November 23, 2015
Final Valuation Date[1]:	December 16, 2016
Maturity Date[1]:	December 21, 2016
Listing:	The BUyS will not be listed on any securities exchange.
CUSIP:	25152RU43
ISIN:	US25152RU432

1 Subject to adjustment as described under “Description of Securities — Adjustments to Valuation Dates and Payment Dates” in the accompanying product supplement.

Issuer’s Estimated Value of the BUyS

The Issuer’s estimated value of the BUyS is equal to the sum of our valuations of the following two components of the BUyS: (i) a bond and (ii) an embedded derivative(s). The value of the bond component of the BUyS is calculated based on the present value of the stream of cash payments associated with a conventional bond with a principal amount equal to the Face Amount of BUyS, discounted at an internal funding rate, which is determined primarily based on our market-based yield curve, adjusted to account for our funding needs and objectives for the period matching the term of the BUyS. The internal funding rate is typically lower than the rate we would pay when we issue conventional debt securities on equivalent terms. This difference in funding rate, as well as the agent’s commissions, if any, and the estimated cost of hedging our obligations under the BUyS, reduces the economic terms of the BUyS to you and is expected to adversely affect the price at which you may be able to sell the BUyS in any secondary market. The value of the embedded derivative(s) is calculated based on our internal pricing models using relevant parameter inputs such as expected interest and dividend rates and mid-market levels of price and volatility of the assets underlying the BUyS or any futures, options or swaps related to such underlying assets. Our internal pricing models are proprietary and rely in part on certain assumptions about future events, which may prove to be incorrect.

The Issuer’s estimated value of the BUyS on the Trade Date (as disclosed on the cover of this pricing supplement) is less than the Issue Price of the BUyS. The difference between the Issue Price and the Issuer’s estimated value of the BUyS on the Trade Date is due to the inclusion in the Issue Price of the agent’s commissions, if any, and the cost of hedging our obligations under the BUyS through one or more of our affiliates. Such hedging cost includes our or our affiliates’ expected cost of providing such hedge, as well as the profit we or our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge.

The Issuer’s estimated value of the BUyS on the Trade Date does not represent the price at which we or any of our affiliates would be willing to purchase your BUyS in the secondary market at any time. Assuming no changes in market conditions or our creditworthiness and other relevant factors, the price, if any, at which we or our affiliates would be willing to purchase the BUyS from you in secondary market transactions, if at all, would generally be lower than both the Issue Price and the Issuer’s estimated value of the BUyS on the Trade Date. Our purchase price, if any, in secondary market transactions will be based on the estimated value of the BUyS determined by reference to (i) the then-prevailing internal funding rate (adjusted by a spread) or another appropriate measure of our cost of funds and (ii) our pricing models at that time, less a bid spread determined after taking into account the size of the repurchase, the nature of the assets underlying the BUyS and then-prevailing market conditions. The price we report to financial reporting services and to distributors of our BUyS for use on customer account statements would generally be determined on the same basis. However, during the period of approximately three months beginning from the Trade Date, we or our affiliates may, in our sole discretion, increase the purchase price determined as described above by an amount equal to the declining differential between the Issue Price and the Issuer’s estimated value of the BUyS on the Trade Date, prorated over such period on a straight-line basis, for transactions that are individually and in the aggregate of the expected size for ordinary secondary market repurchases.

Resolution Measures

On May 15, 2014, the European Parliament and the Council of the European Union published a directive for establishing a framework for the recovery and resolution of credit institutions and investment firms (commonly referred to as the “Bank Recovery and Resolution Directive”). The Bank Recovery and Resolution Directive requires each member state of the European Union to adopt and publish by December 31, 2014 the laws, regulations and administrative provisions necessary to comply with the Bank Recovery and Resolution Directive. Germany has adopted the Recovery and Resolution Act (Sanierungs- und Abwicklungsgesetz, or “Resolution Act”), which became effective on January 1, 2015. The Resolution Act may result in the BUyS being subject to any Resolution Measure by our competent resolution authority if we become, or are deemed by our competent supervisory authority to have become, “non-viable” (as defined under the then applicable law) and are unable to continue our regulated banking activities without a Resolution Measure becoming applicable to us. By acquiring the BUyS, you will be bound by and deemed to consent to the provisions set forth in the accompanying prospectus, which we have summarized below.

By acquiring the BUyS, you will be bound by and will be deemed to consent to the imposition of any Resolution Measure by our competent resolution authority. Under the relevant resolution laws and regulations as applicable to us from time to time, the BUyS may be subject to the powers exercised by our competent resolution authority to: (i) write down, including to zero, any payment (or delivery obligations) on the BUyS; (ii) convert the BUyS into ordinary shares or other instruments qualifying as core equity tier 1 capital; and/or (iii) apply any other resolution measure, including (but not limited to) a transfer of the BUyS to another entity, an amendment of the terms and conditions of the BUyS or the cancellation of the BUyS. We refer to each of these measures as a “Resolution Measure.”

Furthermore, by acquiring the BUyS, you:

•	are deemed irrevocably to have agreed, and you will agree: (i) to be bound by any Resolution Measure; (ii) that you will have no claim or other right against us arising out of any Resolution Measure; and (iii) that the imposition of any Resolution Measure will not constitute a default or an event of default under the BUyS, under the senior indenture dated November 22, 2006 among us, Law Debenture Trust Company of New York, as trustee, and Deutsche Bank Trust Company Americas, as issuing agent, paying agent, authenticating agent and registrar, as amended and supplemented from time to time (the “Indenture”), or for the purpose of the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”);

•	waive, to the fullest extent permitted by the Trust Indenture Act and applicable law, any and all claims against the trustee and the paying agent for, agree not to initiate a suit against the trustee and the paying agent in respect of, and agree that neither the trustee nor the paying agent will be liable for, any action that the trustee or the paying agent takes, or abstains from taking, in either case in accordance with the imposition of a Resolution Measure by our competent resolution authority with respect to the BUyS; and

•	will be deemed irrevocably to have (i) consented to the imposition of any Resolution Measure as it may be imposed without any prior notice by the competent resolution authority of its decision to exercise such power with respect to the BUyS and (ii) authorized, directed and requested The Depository Trust Company (“DTC”) and any participant in DTC or other intermediary through which you hold such BUyS to take any and all necessary action, if required, to implement the imposition of any Resolution Measure with respect to the BUyS as it may be imposed, without any further action or direction on your part or on the part of the trustee, paying agent, issuing agent, authenticating agent, registrar or calculation agent.

This is only a summary, for more information please see the accompanying prospectus dated July 31, 2015, including the risk factor “The securities may become subordinated to the claims of other creditors, be written down, be converted or become subject to other resolution measures. You may lose part or all of your investment if any such measure becomes applicable to us.”

Additional Terms Specific to the BUyS

You should read this pricing supplement together with underlying supplement No. 1 dated August 17, 2015, product supplement B dated July 31, 2015, the prospectus supplement dated July 31, 2015 relating to our Series A global notes of which these BUyS are a part and the prospectus dated July 31, 2015. You may access these documents on the website of the Securities and Exchange Commission (the “SEC”) at.www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Underlying supplement No. 1 dated August 17, 2015:

http://www.sec.gov/Archives/edgar/data/1159508/000095010315006546/crt_dp58829-424b2.pdf

•	Product supplement B dated July 31, 2015:

http://www.sec.gov/Archives/edgar/data/1159508/000095010315006059/crt_dp58181-424b2.pdf

•	Prospectus supplement dated July 31, 2015:

http://www.sec.gov/Archives/edgar/data/1159508/000095010315006048/crt-dp58161_424b2.pdf

•	Prospectus dated July 31, 2015:

http://www.sec.gov/Archives/edgar/data/1159508/000119312515273165/d40464d424b2.htm

Our Central Index Key, or CIK, on the SEC website is 0001159508. As used in this pricing supplement, “we,” “us” or “our” refers to Deutsche Bank AG, including, as the context requires, acting through one of its branches.

This pricing supplement, together with the documents listed above, contains the terms of the BUyS and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in this pricing supplement and in “Risk Factors” in the accompanying product supplement, prospectus supplement and prospectus, as the BUyS involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before deciding to invest in the BUyS.

Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at.www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement, underlying supplement and this pricing supplement if you so request by calling toll-free 1-800-311-4409.

You may revoke your offer to purchase the BUyS at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the BUyS prior to their issuance. We will notify you in the event of any changes to the terms of the BUyS and you will be asked to accept such changes in connection with your purchase of any BUyS. You may also choose to reject such changes, in which case we may reject your offer to purchase the BUyS.

What Is the Payment at Maturity on the BUyS, Assuming a Range of Hypothetical Performances for the Underlying?

The table below illustrates the Payment at Maturity per $1,000 Face Amount of BUyS for a hypothetical range of performances for the Underlying from -100.00% to +100.00%. The table below reflects the Upside Leverage Factor of 150.00%, the Buffer Amount of 10.00% and the Maximum Return of 14.03%. The actual Initial Level is set forth on the cover of this pricing supplement. The following results are based solely on the hypothetical examples cited. You should consider carefully whether the BUyS are suitable to your investment goals. The numbers appearing in the table and examples below may have been rounded for ease of analysis.

Underlying Return (%)	Payment at Maturity ($)	Return on BUyS (%)
100.00%	$1,140.30	14.03%
75.00%	$1,140.30	14.03%
50.00%	$1,140.30	14.03%
40.00%	$1,140.30	14.03%
30.00%	$1,140.30	14.03%
20.00%	$1,140.30	14.03%
14.03%	$1,140.30	14.03%
10.00%	$1,140.30	14.03%
9.35%	$1,140.30	14.03%
5.00%	$1,075.00	7.50%
0.00%	$1,000.00	0.00%
-5.00%	$1,000.00	0.00%
-10.00%	$1,000.00	0.00%
-20.00%	$900.00	-10.00%
-30.00%	$800.00	-20.00%
-40.00%	$700.00	-30.00%
-50.00%	$600.00	-40.00%
-75.00%	$350.00	-65.00%
-100.00%	$100.00	-90.00%

Hypothetical Examples of Amounts Payable at Maturity

The following hypothetical examples illustrate how the Payments at Maturity set forth in the table above are calculated.

Example 1: The Final Level is greater than the Initial Level, resulting in an Underlying Return of 30.00%. Because the Final Level is greater than the Initial Level and the Underlying Return of 30.00% multiplied by the Upside Leverage Factor exceeds the Maximum Return, the investor receives a Payment at Maturity of $1,140.30 per $1,000 Face Amount of BUyS, the maximum payment on the BUyS, calculated as follows:

$1,000 + ($1,000 x the lesser of (i) Underlying Return x Upside Leverage Factor and (ii) Maximum Return)

$1,000 + ($1,000 x 14.03%) = $1,140.30

Example 2: The Final Level is greater than the Initial Level, resulting in an Underlying Return of 5.00%. Because the Final Level is greater than the Initial Level and the Underlying Return of 5.00% multiplied by the Upside Leverage Factor is less than the Maximum Return, the investor receives a Payment at Maturity of $1,075.00 per $1,000 Face Amount of BUyS, calculated as follows:

$1,000 + ($1,000 x the lesser of (i) Underlying Return x Upside Leverage Factor and (ii) Maximum Return)

$1,000 + ($1,000 x 5.00% x 150.00%) = $1,075.00

Example 3: The Final Level is less than the Initial Level by an amount not greater than the Buffer Amount, resulting in an Underlying Return of -5.00%. Because the Final Level is less than the Initial Level by an amount not greater than the Buffer Amount, the investor receives a Payment at Maturity of $1,000.00 per $1,000 Face Amount of BUyS.

Example 4: The Final Level is less than the Initial Level by an amount greater than the Buffer Amount, resulting in an Underlying Return of -50.00%. Because the Final Level is less than the Initial Level by an amount greater than the Buffer Amount, the investor receives a Payment at Maturity of $600.00 per $1,000 Face Amount of BUyS, calculated as follows:

$1,000 + [$1,000 × (Underlying Return + Buffer Amount)]

$1,000 + [$1,000 x (-50.00% + 10.00%)] = $600.00

Selected Purchase Considerations

•	CAPPED APPRECIATION POTENTIAL — The BUyS provide upside leveraged exposure to any increase in the level of the Underlying up to the Maximum Return of 14.03%. Consequently, the maximum Payment at Maturity will be $1,140.30 for each $1,000 Face Amount of BUyS you hold. Any payment on the BUyS is subject to our ability to satisfy our obligations as they become due.

•	LIMITED PROTECTION AGAINST LOSS — Payment at maturity of the Face Amount per $1,000 Face Amount of BUyS is protected against a percentage decline in the Final Level, as compared to the Initial Level, of up to the Buffer Amount. If such percentage decline is greater than the Buffer Amount of 10.00%, for each $1,000 Face Amount of BUyS, you will lose 1.00% of the Face Amount for every 1.00% by which the Final Level is less than the Initial Level by an amount greater than the Buffer Amount. In this circumstance, you will lose some and possibly up to 90.00% of your investment in the BUyS.

•	RETURN LINKED TO THE PERFORMANCE OF THE RUSSELL 2000® INDEX — The return on the BUyS, which may be positive, zero or negative, is linked to the performance of the Russell 2000® Index as described herein. The Russell 2000® Index is designed to track the performance of the small capitalization segment of the U.S. equity market. The Russell 2000® Index measures the composite price performance of stocks of approximately 2,000 companies domiciled in the U.S. and its territories and consists of the smallest 2,000 companies included in the Russell 3000® Index. The Russell 2000® Index represents approximately 10% of the total market capitalization of the Russell 3000® Index. This is only a summary of the Russell 2000® Index. For more information on the Russell 2000® Index, including information concerning its composition, calculation methodology and adjustment policy, please see the section entitled “The Russell Indices – The Russell 2000® Index” in the accompanying underlying supplement No. 1 dated August 17, 2015.

•	TAX CONSEQUENCES — In the opinion of our special tax counsel, Davis Polk & Wardwell LLP, which is based on prevailing market conditions, it is more likely than not that the BUyS will be treated for U.S. federal income tax purposes as prepaid financial contracts that are not debt. Generally, if this treatment is respected, (i) you should not recognize taxable income or loss prior to maturity or other taxable disposition of your BUyS and (ii) the gain or loss on your BUyS should be capital gain or loss and should be long-term capital gain or loss if you have held the BUyS for more than one year. The Internal Revenue Service (the “IRS”) or a court might not agree with this treatment, however, in which case the timing and character of income or loss on your BUyS could be materially and adversely affected.

In 2007, the U.S. Treasury Department and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. The notice focuses in particular on whether beneficial owners of these instruments should be required to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. persons should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose a notional interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the BUyS, possibly with retroactive effect.

Non-U.S. holders should note that, notwithstanding anything to the contrary in the section of the accompanying product supplement entitled “U.S. Federal Income Tax Consequences,” recently promulgated Treasury regulations imposing a withholding tax on certain “dividend equivalents” under certain “equity linked instruments” will not apply to the BUyS.

You should review carefully the section of the accompanying product supplement entitled “U.S. Federal Income Tax Consequences.” The preceding discussion, when read in combination with that section, constitutes the full opinion of our special tax counsel regarding the material U.S. federal income tax consequences of owning and disposing of the BUyS.

Under current law, the United Kingdom will not impose withholding tax on payments made with respect to the BUyS.

For a discussion of certain German tax considerations relating to the BUyS, you should refer to the section in the accompanying prospectus supplement entitled “Taxation by Germany of Non-Resident Holders.”

You should consult your tax adviser regarding the U.S. federal tax consequences of an investment in the BUyS (including possible alternative treatments and the issues presented by the 2007 notice), as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Selected Risk Considerations

An investment in the BUyS involves significant risks. Investing in the BUyS is not equivalent to investing directly in the stocks composing the Underlying. In addition to these selected risk considerations, you should review the “Risk Factors” sections of the accompanying product supplement, prospectus supplement and prospectus.

•	YOUR INVESTMENT IN THE BUYS MAY RESULT IN A LOSS — The BUyS do not pay any coupons or dividends and do not guarantee any return of your investment. The return on the BUyS at maturity is linked to the performance of the Underlying and will depend on whether, and the extent to which, the Underlying Return is positive, zero or negative. If the Final Level is less than the Initial Level by an amount greater than the Buffer Amount, for each $1,000 Face Amount of BUyS, you will lose 1.00% of the Face Amount for every 1.00% by which the Final Level is less than the Initial Level by an amount greater than the Buffer Amount. In this circumstance, you will lose some and possibly up to 90.00% of your investment in the BUyS. Any payment on the BUyS is subject to our ability to satisfy our obligations as they become due.

•	THE RETURN ON YOUR BUYS IS LIMITED BY THE MAXIMUM RETURN — If the Final Level is greater than or equal to the Initial Level, for each $1,000 Face Amount of BUyS, you will receive at maturity $1,000 plus an amount equal to $1,000 multiplied by the lesser of (i) the Underlying Return times the Upside Leverage Factor and (ii) the Maximum Return of 14.03%. Consequently, the maximum Payment at Maturity will be $1,140.30 for each $1,000 Face Amount of BUyS you hold, regardless of any further increase in the level of the Underlying, which may be significant.

•	THE BUYS DO NOT PAY ANY COUPONS — Unlike ordinary debt securities, the BUyS do not pay any coupons and do not guarantee any return of your investment at maturity.

•	THE BUYS ARE SUBJECT TO THE CREDIT OF DEUTSCHE BANK AG — The BUyS are senior unsecured obligations of Deutsche Bank AG and are not, either directly or indirectly, an obligation of any third party. Any payment(s) to be made on the BUyS depends on the ability of Deutsche Bank AG to satisfy its obligations as they come due. An actual or anticipated downgrade in Deutsche Bank AG’s credit rating or increase in the credit spreads charged by the market for taking Deutsche Bank AG’s credit risk will likely have an adverse effect on the value of the BUyS. As a result, the actual and perceived creditworthiness of Deutsche Bank AG will affect the value of the BUyS and in the event Deutsche Bank AG were to default on its obligations or become subject to a Resolution Measure, you might not receive any amount(s) owed to you under the terms of the BUyS and you could lose your entire investment.

•	THE BUYS MAY BECOME SUBORDINATED TO THE CLAIMS OF OTHER CREDITORS, BE WRITTEN DOWN, BE CONVERTED OR BECOME SUBJECT TO OTHER RESOLUTION MEASURES. YOU MAY LOSE SOME OR ALL OF YOUR INVESTMENT IF ANY SUCH MEASURE BECOMES APPLICABLE TO US — On May 15, 2014, the European Parliament and the Council of the European Union published the Bank Recovery and Resolution Directive for establishing a framework for the recovery and resolution of credit institutions and investment firms. The Bank Recovery and Resolution Directive required each member state of the European Union to adopt and publish by December 31, 2014 the laws, regulations and administrative provisions necessary to comply with the Bank Recovery and Resolution Directive. To implement the Bank Recovery and Resolution Directive, Germany has adopted the Resolution Act, which became effective on January 1, 2015. The Resolution Act may result in the BUyS being subject to the powers exercised by our competent resolution authority to impose a Resolution Measure on us, which may include: writing down, including to zero, any payment on the BUyS; converting the BUyS into ordinary shares or other instruments qualifying as core equity tier 1 capital; or applying any other resolution measure, including (but not limited to) transferring the BUyS to another entity, amending the terms and conditions of the BUyS or cancelling of the BUyS. We expect additional Resolution Measures to become applicable to us when the European regulation of July 15, 2014 relating to the resolution of credit institutions and certain investment firms in the framework of a Single Resolution Mechanism and a Single Resolution Fund (commonly referred to as the “SRM

Regulation”) becomes effective on January 1, 2016. On May 26, 2015, the German Federal Government published a draft bill of a Resolution Mechanism Act. One of this law’s primary purposes would be to conform German law to the SRM Regulation. In addition, the draft bill proposes that in the event of an insolvency proceeding, senior unsecured debt instruments would by operation of law rank junior to all other outstanding unsecured unsubordinated obligations, but in priority to all contractually subordinated instruments. The proposed subordination would not apply if the terms of the senior unsecured debt instruments provide that (i) the repayment amount depends on the occurrence or non-occurrence of a future event, or will be settled in kind, or (ii) the interest amount depends on the occurrence or non-occurrence of a future event, unless it depends solely on a fixed or variable reference interest rate and will be settled in cash. Instruments that are typically traded on money markets would not be subject to the proposed subordination. The proposed order of priorities would apply to insolvency proceedings commenced on or after January 1, 2016. If enacted, the proposed subordination of senior unsecured debt instruments could apply to the BUyS, which would most likely result in a larger share of loss being allocated to the BUyS in the event of an insolvency proceeding or the imposition of any Resolution Measures by the competent resolution authority. The final version of the Resolution Mechanism Act may provide for additional Resolution Measures that may become applicable to us. Imposition of a Resolution Measure would likely occur if we become, or are deemed by our competent supervisory authority to have become, “non-viable” (as defined under the then applicable law) and are unable to continue our regulated banking activities without a Resolution Measure becoming applicable to us. You may lose some or all of your investment in the BUyS if a Resolution Measure becomes applicable to us.

By acquiring the BUyS, you would have no claim or other right against us arising out of any subordination or Resolution Measure, and we would have no obligation to make payments under the BUyS following the imposition of a Resolution Measure. In particular, the imposition of any Resolution Measure will not constitute a default or an event of default under the BUyS, under the Indenture or for the purpose of the Trust Indenture Act. Furthermore, because the BUyS are subject to any Resolution Measure, secondary market trading in the BUyS may not follow the trading behavior associated with similar types of securities issued by other financial institutions which may be or have been subject to a Resolution Measure.

In addition, by your acquisition of the BUyS, you waive, to the fullest extent permitted by the Trust Indenture Act and applicable law, any and all claims against the trustee and the paying agent for, agree not to initiate a suit against the trustee and the paying agent in respect of, and agree that neither the trustee nor the paying agent will be liable for, any action that the trustee or the paying agent takes, or abstains from taking, in either case in accordance with the imposition of a Resolution Measure by our competent resolution authority with respect to the BUyS. Accordingly, you may have limited or circumscribed rights to challenge any decision of our competent resolution authority to impose any Resolution Measure.

•	THE ISSUER’S ESTIMATED VALUE OF THE BUYS ON THE TRADE DATE WILL BE LESS THAN THE ISSUE PRICE OF THE BUYS — The Issuer’s estimated value of the BUyS on the Trade Date (as disclosed on the cover of this pricing supplement) is less than the Issue Price of the BUyS. The difference between the Issue Price and the Issuer’s estimated value of the BUyS on the Trade Date is due to the inclusion in the Issue Price of the agent’s commissions, if any, and the cost of hedging our obligations under the BUyS through one or more of our affiliates. Such hedging cost includes our or our affiliates’ expected cost of providing such hedge, as well as the profit we or our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. The Issuer’s estimated value of the BUyS is determined by reference to an internal funding rate and our pricing models. The internal funding rate is typically lower than the rate we would pay when we issue conventional debt securities on equivalent terms. This difference in funding rate, as well as the agent’s commissions, if any, and the estimated cost of hedging our obligations under the BUyS, reduces the economic terms of the BUyS to you and is expected to adversely affect the price at which you may be able to sell the BUyS in any secondary market. In addition, our internal pricing models are proprietary and rely in part on certain assumptions about future events, which may prove to be incorrect. If at any time a third party dealer were to quote a price to purchase your BUyS or otherwise value your BUyS, that price or value may differ materially from the estimated value of the BUyS determined by reference to our internal funding rate and pricing models. This difference is due to, among other things, any difference in funding rates, pricing models or assumptions used by any dealer who may purchase the BUyS in the secondary market.

•	INVESTING IN THE BUYS IS NOT THE SAME AS INVESTING IN THE STOCKS COMPOSING THE UNDERLYING — The return on your BUyS may not reflect the return you would have realized if you had directly invested in the stocks composing the Underlying.

•	IF THE LEVEL OF THE UNDERLYING CHANGES, THE VALUE OF YOUR BUYS MAY NOT CHANGE IN THE SAME MANNER — Your BUyS may trade quite differently from the level of the Underlying. Changes in the level of the Underlying may not result in comparable changes in the value of your BUyS.

•	NO DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the BUyS, you will not have any voting rights or rights to receive cash dividends or other distributions or other rights that holders of the stocks composing the Underlying would have.

•	THE BUYS ARE SUBJECT TO RISKS ASSOCIATED WITH SMALL-CAPITALIZATION COMPANIES — The stocks composing the Underlying are issued by companies with relatively small market capitalization. These companies often have greater stock price volatility, lower trading volume and less liquidity than large-capitalization companies and, therefore, the level of the Underlying may be less liquid and more volatile than the levels of indices that consist of large-capitalization stocks. Stock prices of small-capitalization companies are also generally more vulnerable than those of large-capitalization companies to adverse business and economic developments, and the stocks of small-capitalization companies may be thinly traded. In addition, small-capitalization companies are typically less well-established and less stable financially than large-capitalization companies and may depend on a small number of key personnel, making them more vulnerable to loss of personnel. Such small-capitalization companies tend to have lower revenues, less diverse product lines, smaller shares of their product or service markets, fewer financial resources and less competitive strengths than large-capitalization companies and are more susceptible to adverse developments related to their products. These companies may also be more susceptible to adverse developments related to their products or services.

•	THE UNDERLYING REFLECTS THE PRICE RETURN OF THE STOCKS COMPOSING THE UNDERLYING, NOT THEIR TOTAL RETURN INCLUDING ALL DIVIDENDS AND OTHER DISTRIBUTIONS — The Underlying reflects the changes in the market prices of the stocks composing the Underlying. The Underlying is not, however, a “total return” index, which, in addition to reflecting those price returns, would also reflect the reinvestment of all dividends and other distributions paid on the stocks composing the Underlying.

•	THE SPONSOR OF THE UNDERLYING MAY ADJUST THE UNDERLYING IN WAYS THAT AFFECT THE LEVEL OF THE UNDERLYING AND HAS NO OBLIGATION TO CONSIDER YOUR INTERESTS — The sponsor of the Underlying (the “Index Sponsor”) is responsible for calculating and maintaining the Underlying. The Index Sponsor can add, delete or substitute the Underlying components or make other methodological changes that could change the level of the Underlying. You should realize that the changing of Underlying components may affect the Underlying, as a newly added component may perform significantly better or worse than the component it replaces. Additionally, the Index Sponsor may alter, discontinue or suspend calculation or dissemination of the Underlying. Any of these actions could adversely affect the value of, and your return on, the notes. The Index Sponsor has no obligation to consider your interests in calculating or revising the Underlying.

•	PAST PERFORMANCE OF THE UNDERLYING IS NO GUIDE TO FUTURE PERFORMANCE — The actual performance of the Underlying over the term of the BUyS may bear little relation to the historical closing levels of the Underlying and/or the hypothetical return examples set forth elsewhere in this pricing supplement. We cannot predict the future performance of the Underlying or whether the performance of the Underlying will result in the return of any of your investment.

•	ASSUMING NO CHANGES IN MARKET CONDITIONS AND OTHER RELEVANT FACTORS, THE PRICE YOU MAY RECEIVE FOR YOUR BUYS IN SECONDARY MARKET TRANSACTIONS WOULD GENERALLY BE LOWER THAN BOTH THE ISSUE PRICE AND THE ISSUER’S ESTIMATED VALUE OF THE BUYS ON THE TRADE DATE — While the payment(s) on the BUyS described in this pricing supplement is based on the full Face Amount of BUyS, the Issuer’s estimated value of the BUyS on the Trade Date (as disclosed on the cover of this pricing supplement) is less than the Issue Price of the BUyS. The Issuer’s estimated value of the BUyS on the Trade Date does not represent the price at which we or any of our affiliates would be willing to purchase your BUyS in the secondary market at any time. Assuming no changes in market conditions or our creditworthiness and other relevant factors, the price, if any, at which we or our affiliates would be willing to purchase the BUyS from you in secondary market transactions, if at all, would generally be lower than both the Issue Price and the Issuer’s estimated value of the BUyS on the Trade Date. Our purchase price, if any, in secondary market transactions would be based on the estimated value of the BUyS determined by reference to (i) the then-prevailing internal funding rate (adjusted by a spread) or another appropriate measure of our cost of funds and (ii) our pricing models at that time, less a bid spread determined after taking into account the size of the repurchase, the nature of the assets underlying the BUyS and then-prevailing market conditions. The price we report to financial reporting services and to distributors of our BUyS for use on customer account statements would generally be determined on the same basis. However, during the period of approximately three months beginning from the Trade Date, we or our affiliates may, in our sole discretion, increase the purchase price determined as described above by an amount equal to the declining differential between the Issue Price and the Issuer’s estimated value of the BUyS on the Trade Date, prorated over such period on a straight-line basis, for transactions that are individually and in the aggregate of the expected size for ordinary secondary market repurchases.

In addition to the factors discussed above, the value of the BUyS and our purchase price in secondary market transactions after the Trade Date, if any, will vary based on many economic and market factors, including our creditworthiness, and cannot be predicted with accuracy. These changes may adversely affect the value of your BUyS, including the price you may receive in any secondary market transactions. Any sale prior to the Maturity Date could result in a substantial loss to you. The BUyS are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your BUyS to maturity.

•	THE BUYS WILL NOT BE LISTED AND THERE WILL LIKELY BE LIMITED LIQUIDITY — The BUyS will not be listed on any securities exchange. There may be little or no secondary market for the BUyS. We or our affiliates intend to act as market makers for the BUyS but are not required to do so and may cease such market making activities at any time. Even if there is a secondary market, it may not provide enough liquidity to allow you to sell the BUyS when you wish to do so or at a price advantageous to you. Because we do not expect other dealers to make a secondary market for the BUyS, the price at which you may be able to sell your BUyS is likely to depend on the price, if any, at which we or our affiliates are willing to buy the BUyS. If, at any time, we or our affiliates do not act as market makers, it is likely that there would be little or no secondary market in the BUyS. If you have to sell your BUyS prior to maturity, you may not be able to do so or you may have to sell them at a substantial loss, even in cases where the level of the Underlying has increased since the Trade Date.

•	MANY ECONOMIC AND MARKET FACTORS WILL AFFECT THE VALUE OF THE BUYS — While we expect that, generally, the level of the Underlying will affect the value of the BUyS more than any other single factor, the value of the BUyS prior to maturity will also be affected by a number of other factors that may either offset or magnify each other, including:

•	the expected volatility of the Underlying;

•	the time remaining to the maturity of the BUyS;

•	the market prices and dividend rates of the stocks composing the Underlying;

•	the composition of the Underlying;

•	interest rates and yields in the market generally;

•	geopolitical conditions and economic, financial, political, regulatory or judicial events that affect the Underlying or the markets generally;

•	supply and demand for the BUyS; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

•	TRADING AND OTHER TRANSACTIONS BY US OR OUR AFFILIATES IN THE EQUITY AND EQUITY DERIVATIVE MARKETS MAY IMPAIR THE VALUE OF THE BUYS — We or our affiliates expect to hedge our exposure from the BUyS by entering into equity and equity derivative transactions, such as over-the-counter options, futures or exchange-traded instruments. We or our affiliates may also engage in trading in instruments linked or related to the Underlying on a regular basis as part of our or their general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for customers, including block transactions. Such trading and hedging activities may adversely affect the level of the Underlying and, therefore, make it less likely that you will receive a positive return on your investment in the BUyS. It is possible that we or our affiliates could receive substantial returns from these hedging and trading activities while the value of the BUyS declines. We or our affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to the Underlying. To the extent we or our affiliates serve as issuer, agent or underwriter for such securities or financial or derivative instruments, our or our affiliates’ interests with respect to such products may be adverse to those of the holders of the BuyS. Introducing competing products into the marketplace in this manner could adversely affect the level of the Underlying and the value of the BUyS. Any of the foregoing activities described in this paragraph may reflect trading strategies that differ from, or are in direct opposition to, investors’ trading and investment strategies related to the BUyS. Furthermore, because Deutsche Bank Securities Inc. (“DBSI”) or one of its affiliates is expected to conduct trading and hedging activities for us in connection with the BUyS, DBSI or such affiliate may profit in connection with such trading and hedging activities and such profit, if any, will be in addition to any compensation that DBSI receives for the sale of the BUyS to you. You should be aware that the potential to earn a profit in connection with hedging activities may create an incentive for DBSI to sell the BUyS to you in addition to any compensation they would receive for the sale of the BUyS.

•	WE OR OUR AFFILIATES MAY PUBLISH RESEARCH, EXPRESS OPINIONS OR PROVIDE RECOMMENDATIONS THAT ARE INCONSISTENT WITH INVESTING IN OR HOLDING THE BUYS. ANY SUCH RESEARCH, OPINIONS OR RECOMMENDATIONS COULD ADVERSELY AFFECT THE LEVEL OF THE UNDERLYING AND THE VALUE OF THE BUYS — We or our affiliates may publish research from time to time on financial markets and other matters that could adversely affect the level of the Underlying and the value of the BUyS, or express opinions or provide recommendations that are inconsistent with purchasing or holding the BUyS. Any research, opinions or recommendations expressed by us or our affiliates may not be consistent with each other and may be modified from time to time without notice. You should make your own independent investigation of the merits of investing in the BUyS and the Underlying.

•	POTENTIAL CONFLICTS OF INTEREST — We and our affiliates play a variety of roles in connection with the issuance of the BUyS, including acting as calculation agent, hedging our obligations under the BUyS and determining the Issuer’s estimated value of the BUyS on the Trade Date and the price, if any, at which we or our affiliates would be willing to purchase the BUyS from you in secondary market transactions. In performing these roles, our economic interests and those of our affiliates are potentially adverse to your interests as an investor in the BUyS. The calculation agent will determine, among other things, all values, prices and levels required to be determined for the purposes of the BUyS on any relevant date or time. The calculation agent will also be responsible for determining whether a market disruption event has occurred. Any determination by the calculation agent could adversely affect the return on the BUyS.

•	THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE BUYS ARE UNCERTAIN — There is no direct legal authority regarding the proper U.S. federal income tax treatment of the BUyS, and we do not plan to request a ruling from the IRS. Consequently, significant aspects of the tax treatment of the BUyS are uncertain, and the IRS or a court might not agree with the treatment of the BUyS as prepaid financial contracts that are not debt. If the IRS were successful in asserting an alternative treatment for the BUyS, the tax consequences of ownership and disposition of the BUyS could be materially and adversely affected. In addition, as described above under “Tax Consequences,” in 2007 the U.S. Treasury Department and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. Any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the BUyS, possibly with retroactive effect. You should review carefully the section of the accompanying product supplement entitled “U.S. Federal Income Tax Consequences,” and consult your tax adviser regarding the U.S. federal tax consequences of an investment in the BUyS (including possible alternative treatments and the issues presented by the 2007 notice), as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

The BUyS may be suitable for you if:

•	You seek an investment with a return linked to the performance of the Underlying as described herein;

•	You are willing to invest in the BUyS based on the Upside Leverage Factor, the Maximum Return and the Buffer Amount;

•	You are willing to lose up to 90.00% of your initial investment;

•	You are willing and able to hold the BUyS to maturity;

•	You are willing to accept our credit risk;

•	You do not seek current income from this investment; and

•	You do not seek an investment for which there will be an active secondary market.

The BUyS may not be suitable for you if:

•	You do not seek an investment with a return linked to the performance of the Underlying as described herein;

•	You are unwilling to invest in the BUyS based on the Upside Leverage Factor, the Maximum Return and the Buffer Amount;

•	You seek an investment that is protected against the loss of your initial investment;

•	You seek an investment with uncapped upside returns;

•	You are unwilling or unable to hold the BUyS to maturity;

•	You are unwilling to be exposed to our credit risk;

•	You seek current income from your investments; or

•	You seek an investment for which there will be an active secondary market.

Historical Information

The following graph sets forth the historical performance of the Underlying based on its daily closing levels from November 16, 2010 through November 16, 2015. The closing level of the Russell 2000® Index on November 16, 2015 was 1,156.083. The graph below shows a the closing level that would result in a percentage decline from the closing level of 1,156.083 on November 16, 2015 that is equal to the Buffer Amount of 10.00%. We obtained the historical closing levels of the Underlying below from Bloomberg L.P. and we have not participated in the preparation of, or verified, such information. The historical closing levels of the Underlying should not be taken as an indication of future performance, and no assurance can be given as to the closing level of the Underlying on the Final Valuation Date. We cannot give you assurance that the performance of the Underlying will result in the return of any of your initial investment.

Supplemental Plan of Distribution (Conflicts of Interest)

DBSI, acting as agent for Deutsche Bank AG, will not receive a selling concession in connection with the sale of the BUyS. DBSI will pay custodial fees to other broker-dealers of up to 0.10% or $1.00 per $1,000 Face Amount of BUyS. Deutsche Bank AG will reimburse DBSI for such fees.

DBSI, the agent for this offering, is our affiliate. Because DBSI is both our affiliate and a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”), the underwriting arrangement for this offering must comply with the requirements of FINRA Rule 5121 regarding a FINRA member firm’s distribution of the securities of an affiliate and related conflicts of interest. In accordance with FINRA Rule 5121, DBSI may not make sales in offerings of the BUyS to any of its discretionary accounts without the prior written approval of the customer. See “Underwriting (Conflicts of Interest)” in the accompanying product supplement.

Settlement

We expect to deliver the BUyS against payment for the BUyS on the Settlement Date indicated above, which will be the third business day following the Trade Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to a trade expressly agree otherwise. Accordingly, if the Settlement Date is more than three business days after the Trade Date, purchasers who wish to transact in the BUyS more than three business days prior to the Settlement Date will be required to specify alternative settlement arrangements to prevent a failed settlement.

Validity of the BUyS

In the opinion of Davis Polk & Wardwell LLP, as special United States products counsel to the Issuer, when the BUyS offered by this pricing supplement have been executed and issued by the Issuer and authenticated by the authenticating agent, acting on behalf of the trustee, pursuant to the Indenture, and delivered against payment as contemplated herein, such BUyS will be valid and binding obligations of the Issuer, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith) and possible judicial applications giving effect to governmental actions or foreign laws affecting creditors’ rights, provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the laws of the State of New York. Insofar as this opinion involves matters governed by German law, Davis Polk & Wardwell LLP has relied, without independent investigation, on the opinion of Group Legal Services of Deutsche Bank AG, dated July 31, 2015, filed as an exhibit to the opinion of Davis Polk & Wardwell LLP, and this opinion is subject to the same assumptions, qualifications and limitations with respect to such matters as are contained in such opinion of Group Legal Services of Deutsche Bank AG. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the Indenture and the authentication of the BUyS by the authenticating agent and the validity, binding nature and enforceability of the Indenture with respect to the trustee, all as stated in the opinion of Davis Polk & Wardwell LLP dated July 31, 2015, which has been filed as an exhibit to the registration statement referred to above.